

Mail Stop 7010

June 27, 2006

Via U.S. mail and facsimile

Mr. Stephen B. Morris
President and Chief Executive Officer
Arbitron, Inc.
142 West 57th Street
New York City, NY 10019

> **RE:** **Arbitron, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-1969**

Dear Mr. Morris:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 38

Comparison on Year Ended December 31, 2005 to Year Ended December 31, 2004, page 38

2. You have included a table comparing your results of operations for the fiscal year ended December 31, 2005 to the fiscal year ended December 41, 2004. This table includes EBIT and EBITDA, which are non-GAAP financial measures. You have included the reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. On page 40, you have identified why you feel these non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Please expand your disclosure to include in a footnote to the table a statement which identifies that EBIT and EBITDA as non-GAAP financial measures. Please also include a discussion regarding why these non-GAAP financial measures provide useful information to the investors, or include a cross-reference to your disclosure included on page 40. Please similarly revise this disclosure for your table, which includes the comparison of your results of operations for the fiscal year ended December 31, 2004 compared to December 31, 2003. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Liquidity and Capital Resources, page 43

3. You disclosed on page 26 that you are involved in a major effort to replace your internal processing software and your client software. If material, please expand your disclosure to discuss the financial impact you anticipate this to have on your future liquidity and results of operations.

Financial Statements

Statements of Income, page 52

4. You disclosed that you derive your revenue through license agreements for your products and services and through licensing of your software applications. If significant, please revise your statements of income to present separately your software revenue and related costs of revenue from those related to the products and services you license. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

Notes to Financial Statements

5. Please expand your disclosure to include information related to your reportable segments pursuant to paragraph 16 of SFAS 131. If you determine you have one reportable segment, please tell us the factors you considered in reaching this conclusion, including what you consider to be your operating segments and how you determined you met the aggregation criteria in paragraph 17 of SFAS 131. In addition, please also include the disclosures pursuant to paragraphs 37 to 39 of SFAS 131.

6. You disclosed on page 28 that your subsidiaries have guaranteed your debt. If only certain of your subsidiaries have guaranteed any portion of your debt, please expand your notes to financial statements to include condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X.

2. Summary of Significant Accounting Policies, page 56

Revenue Recognition, page 56

7. Please expand your disclosure to discuss whether you provide upgrades or enhancements to your customers for your software and your related accounting policy.

19. Quarterly Information (Unaudited) (dollars in thousands, except per share data), page 73

8. Please expand your disclosure to include gross profit or cost of revenue for each of the quarterly periods. Refer to Item 302(a)(1) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Comments applicable to your overall filing

9. Please address the comments above in your interim Forms 10-Q as well.

Form 8-K filed on April 20, 2006

10. You have presented EBIT and EBITDA, which are non-GAAP financial measures. Your disclosure includes a discussion which explains why these non-GAAP financial measures provide useful information to investors and includes a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP. However, your disclosure does not identify these as non-GAAP financial measures. Please revise your disclosure to include this. Please refer to Regulation G and Item 10(e)(1)(i) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief